UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Notice of Relevant Information — Reply to a request of information for the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. to be held on April 24, 2018.

Autonomous City of Buenos Aires, April 18, 2018

Messrs.

Securities and Exchange Commission

25 de Mayo 175

Autonomous City of Buenos Aires

Present

RE: NOTICE OF RELEVANT INFORMATION – Reply to a request of information for the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. to be held on April 24, 2018.

To whom it may concern:

I am pleased to address this letter to you in order to inform you that on the date hereof the Company replied a request of information made by FGS-ANSES with regards to the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 24, 2018. Attached is a copy of such reply.

Without further ado, I greet you respectfully.

_____________________________
Grupo Supervielle S.A. Responsible for Markets Relations

Buenos Aires, April 18, 2018

Messrs.

Fondo de Garantía de Sustentabilidad

ANSES

Tucumán 500, 2nd floor

Autonomous City of Buenos Aires

Present

RE: Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held April 24, 2018 (the “Shareholders’ Meeting”)

Dear Sirs,

We are pleased to address this letter to you with reference to the Shareholders’ Meeting and with the aim of replying your request of information for the casting of votes in your capacity of shareholder. In such regard:

1.       As of today, the shareholding structure of Grupo Supervielle S.A. is as follows:

Shareholder	Class A Shares	Class B Shares	Amount of Shares (total)	% Share capital	Amount of Votes (total)	% Votes	% Class B Shares
Julio Patricio Supervielle	126,738,188	37,030,422	163,768,610	35.857369%	670,721,362	69.600036%	11.22%
Public Offer	0	292,953,712	292,953,712	64.142631%	292,953,712	30.39964%	88.78%
Total	126,738,188	329,984,134	456,722,322	100%	963,675,074	100%	100%

2.	Attached as Appendix A is a copy of the Board of Directors’ Meeting minutes # 507 held on March 13, 2018 by which the Shareholders’ Meeting was summoned.

3.	Current breakdown of the Board of Directors (including their terms of office) is as follows:

Position	Name	Latest appointment	Expiration of term of office (until the following shareholders’ meeting to consider the annual financial statements as of …)
Chairman	Julio Patricio Supervielle	April 27, 2017	December 31, 2018
First Vice-Chairman	Jorge Oscar Ramírez	April 27, 2017	December 31, 2018
Second Vice-Chairman	Emérico Alejandro Stengel	April 19, 2016	December 31, 2017
Directors	Atilio María Dell’Oro Maini	April 27, 2017	December 31, 2018
	Richard Guy Gluzman	April 27, 2017	December 31, 2018
	Laurence Nicole Mengin de Loyer	April 19, 2016	December 31, 2017
	Gabriela Macagni	April 19, 2016	December 31, 2017
	Jorge Luis Mocetti (*)	April 27, 2017	December 31, 2017

(*) Appointed by the shareholders’ meeting held April 27, 2017 to complete the term of office of resigning director Ms. Diana Mondino.

4.	With regards to the items of the Shareholders’ Meeting Agenda, please be advised of the following:

Item 2: Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2017.

Please refer to the “Voting Recommendations and Motion Proposals for the General Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Item 3: Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2017.

Please refer to the “Voting Recommendations and Motion Proposals for the General Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Item 4: Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2017.

Please refer to the “Voting Recommendations and Motion Proposals for the General Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Item 5: Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2017.

Please refer to the “Voting Recommendations and Motion Proposals for the General Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Additionally, it is reported that:

(i)	No remuneration will be assigned for technical-administrative tasks. The total amount to be allocated as fees corresponds to the remuneration of eight members of the Board of Directors.

(ii)	The amount of fees to the Board includes the fees of the directors who in turn are members of the Audit Committee.

(iii)	The Company does not have directors with labor contracts with the Company.

(iv)	During fiscal years 2014, 2015 and 2016, no fees were paid to Directors for technical-administrative tasks.

(v)	The global amounts of fees approved for the years 2016, 2015 and 2014 were AR$ 17,194,211, AR$ 10,223,683 and AR$ 9,108,755, respectively.

Item 6: Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2017.

Please refer to the “Voting Recommendations and Motion Proposals for the General Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Additionally, it is reported that:

(i)	The breakdown of proposed fee for each syndic is as follows: Mr. Enrique Barreiro AR$ 8,760; Mr. Carlos Asato AR$ 155,400 and Ms. María Cristina Fiorito AR$ 10,800.

(ii)	All fees to the syndics were paid in advance during fiscal year 2017.

(iii)	The global amounts of fees approved for the years 2016, 2015 and 2014 were AR$ 139,920, AR$ 98,100 y AR$ 69,000, respectivamente.

Item 7: Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the Shareholders’ Meeting is completed.

Please refer to the “Voting Recommendations and Motion Proposals for the General Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Item 8: Appointment of members of the Supervisory Committee.

Please refer to the “Voting Recommendations and Motion Proposals for the General Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Item 9: Consideration of the Results of the fiscal year ended December 31, 2017. Increase of the voluntary reserve. Distribution of dividends.

Please refer to the “Voting Recommendations and Motion Proposals for the General Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Additionally, it is reported that:

(i)	The creation of a Reserve for Future Dividends has not been proposed nor has the Company constituted reserves for future dividends in the past.

(ii)	To date, the Company has no restrictions to distribute dividends, other than those established in section 68 of Law No. 19,550.

Item 10: Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2017.

Please refer to the “Voting Recommendations and Motion Proposals for the General Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

On this regard, please be advised that the item of the Agenda refers to the remuneration paid to the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2017.

Additionally, it is reported that the remuneration for the Certifying Accountant of the Company for the fiscal years 2016, 2015 and 2014 were AR$ 512,600, AR$ 385,451 and AR$ 296,957, respectively.

Item 11: Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2018.

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Item 12: Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice from lawyers other independent professionals and hire their services.

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D, by which it is proposed an amount of AR$ 1,800,000 for the budget of the Company for the Audit Committee for the year 2018.

Additionally, it is reported that:

(i)	The actual amount executed for the same concept for the fiscal years 2017, 2016 and 2015 were AR$ 1,215,790, AR$ 770,235 and AR$ 114,900, respectively.

(ii)	Approved amounts for fiscal years 2017, 2016 and 2015 were AR$ 1,500,000, AR$ 757,300 and AR$ 439,000, respectively.

(iii)	Also, it is communicated for informational purposes only that the amount of the proposal of the Company and its controlled companies with respect to the budget for the Audit Committee for the year 2018 is AR$ 3,730,000. Additionally, it is reported that the actual amounts executed by the Company and its controlled companies for the same concept for the fiscal years 2017, 2016 and 2015 fiscal years were AR$ 2,385,066, AR$ 4,585,653 and AR$ 1,120,666, respectively. The amounts approved by the Company and its subsidiaries for the years 2017, 2016 and 2015 were AR$ 3,000,000, AR$ 1,514,600 and AR$ 878,000, respectively.

Item 13: Consideration of the amendments to sections Six, subsection g) and Sixteen of the bylaws. Consideration of the consolidated text of the bylaws.

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Item 14: Authorizations.

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 24, 2018” expressed by the Board of Directors on March 27, 2018, that were published as a “Relevant Matter” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID 4-564670-D.

Without further ado, I greet you attentively.

Mariano Biglia

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 18, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer